UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated November 21, 2016: Globus Maritime Limited Reports Financial Results for the Quarter and Nine-Month Period Ended September 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 2, 2017

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	Chief Executive Officer

Globus Maritime Limited Reports Financial Results for the Quarter and Nine-Month Period

 Ended September 30, 2016

Athens, Greece, November 21, 2016, Globus Maritime Limited ("Globus," the “Company," “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter and nine month period ended September 30, 2016.

Financial Highlights

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2016	2015	2016	2015
Total revenues	2,523	3,175	6,400	10,076
Adjusted (LBITDA)/EBITDA (1)	(596)	(140)	(2,872)	(969)
Total comprehensive (loss)/income	(2,791)	(2,478)	(9,701)	(16,107)
Basic (loss)/earnings per share(2)	(1.07)	(0.96)	(3.74)	(6.36)
Time charter equivalent rate (TCE)(3)	5,031	5,664	3,711	4,553
Average operating expenses per vessel per day	4,483	4,704	4,384	4,194
Average number of vessels	5.0	6.1	5.3	6.7

(1)

Adjusted (LBITDA)/EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of (LBITDA)/EBITDA to total comprehensive (loss) and net cash (used in)/ generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.

(2)

Adjusted for preferred dividends declared during the period under consideration. Shares and per share data give effect to the 1-for-4 reverse stock split, approved on September 8, 2016, and became effective on October 19, 2016.

(3)

Daily Time charter equivalent rate (TCE) is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Daily TCE to Voyage revenues.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate five dry bulk carriers, consisting of four Supramax and one Panamax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Weighted Average Age: 8.6 Years as of September 30, 2016					379,958

Current Fleet Deployment

All our vessels are currently operating on short term time charters (“on spot”).

Management Discussion and Analysis of the Results of Operations

Third quarter of the year 2016 compared to the third quarter of the year 2015

Total comprehensive loss for the third quarter of the year 2016 amounted to $2.8 million or $1.07 basic loss per share based on 2,606,000 weighted average number of shares, compared to total comprehensive loss of $2.5 million for the same period last year or $0.96 basic loss per share based on 2,566,064 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the increase of total comprehensive loss during the third quarter of 2016 compared to the corresponding quarter in 2015 (expressed in $000’s):

Third Quarter of 2016 vs Third Quarter of 2015

Net loss for the third quarter of 2015	(2,478)
Decrease in Voyage revenues	(652)
Increase in Voyage expenses	(52)
Decrease in Vessels operating expenses	577
Decrease in Depreciation	164
Increase in Depreciation of dry docking costs	(11)
Increase in Total administrative expenses	(331)
Increase in Other income, net	3
Decrease in interest income	(2)
Decrease in Interest expense and finance costs net,	10
Decrease in Foreign exchange gains	(19)
Net loss for the third quarter of 2016	(2,791)

Voyage revenues

During the three-month period ended September 30, 2016 and 2015, our revenue reached $2.5 million and $3.2 million respectively. The 22% decrease in voyage revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the third quarter of 2016 compared to the same period in 2015. Time Charter Equivalent rate (TCE) for the third quarter of 2016 amounted to $5,031 per vessel per day against $5,664 per vessel per day during the same period in 2015 corresponding to a decrease of 11%. There was also a decrease of the average number of vessels of the fleet from 6.1, during the third quarter of 2015, to 5.0 for the respective period in 2016 due to the sale of m/v Tiara Globe in July 2015 and the subsidiary ship-owning company of m/v Energy Globe in March 2016.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, decreased by $0.5 million or 19% to $2.1 million during the three month period ended September 30, 2016 compared to $2.6 million during the same period in 2015. The breakdown of our operating expenses for the quarters ended September 30, 2016 and 2015 was as follows:

	2016	2015
Crew expenses	58%	53%
Repairs and spares	19%	15%
Insurance	8%	17%
Stores	7%	9%
Lubricants	6%	3%
Other	2%	3%

Average daily operating expenses during the three-month periods ended September 30, 2016 and 2015 were $4,483 per vessel per day and $4,704 per vessel per day respectively, corresponding to a decrease of 5%. There was also a decrease of the average number of vessels of the fleet from 6.1, during the third quarter of 2015, to 5.0 for the respective period in 2016 due to the sale of m/v Tiara Globe in July 2015 and the subsidiary ship-owning company of m/v Energy Globe in March 2016.

Total administrative expenses

Total administrative expenses increased by $0.3 million or 50% to $0.9 million during the three month period ended September 30, 2016 compared to $0.6 million during the same period in 2015. This is mainly attributed to the compensation given to the former CEO of the Company.

Nine month period ended September 30, 2016 compared to the nine month period ended September 30, 2015

Total comprehensive loss for the nine month period ended September 30, 2016 amounted to $9.7 million or $3.74 basic loss per share based on 2,595,841 weighted average number of shares, compared to total comprehensive loss of $16.1 million for the same period last year or $6.36 basic loss per share based on 2,566,064 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the total comprehensive loss for the nine month period ended September 30, 2016 compared to the total comprehensive loss ended September 30, 2015 (expressed in $000’s):

Nine month period of 2016 vs Nine month period of 2015

Net income for the Nine month period of 2015	(16,107)
Decrease in Voyage revenues	(3,767)
Increase in Management fee income	91
Decrease in Voyage expenses	764
Decrease in Vessels operating expenses	1,227
Decrease in Depreciation	816
Increase in Depreciation of dry docking costs	(21)
Decrease in Amortization of fair value of time charter attached to vessels	41
Increase in Total administrative expenses	(255)
Decrease in Impairment loss	7,745
Increase in Loss from sale of subsidiary	(150)
Decrease in Other expenses, net	37
Increase in Interest expense and finance costs	(29)
Decrease in Foreign exchange gains	(93)
Net loss for the Nine month period of 2016	(9,701)

Voyage revenues

During the nine month period ended September 30, 2016 and 2015, our voyage revenue reached $6.3 million and $10.1 million respectively. The 38% decrease in voyage revenue was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the nine month period ended September 30, 2016 compared to the same period in 2015. Time Charter Equivalent rate (TCE) for the nine month period in 2016 amounted to $3,711 per vessel per day against $4,553 per vessel per day during the same period in 2015 corresponding to a decrease of 18%. There was also a decrease of the average number of vessels of the fleet from 6.7, during the nine months of 2015, to 5.3 for the respective period in 2016 due to the sale of m/v Tiara Globe in July 2015 and the subsidiary ship-owning company of m/v Energy Globe in March 2016.

Voyage expenses

Voyage expenses reached $0.9 million during the nine month period ended September 30, 2016 compared to $1.7 million during the same period last year. Voyage expenses include commissions on revenue, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the nine month period in 2016 and 2015 are analyzed as follows:

In $000’s	2016	2015
Commissions	332	533
Bunkers expenses	436	1,071
Other voyage expenses	167	95
Total	935	1,699

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $6.3 million during the nine month period ended September 30, 2016 compared to $7.6 million during the same period in 2015. The breakdown of our operating expenses for the nine month period ended September 30, 2016 and 2015 was as follows:

	2016	2015
Crew expenses	57%	59%
Repairs and spares	17%	14%
Insurance	10%	10%
Stores	7%	9%
Lubricants	5%	5%
Other	4%	3%

Average daily operating expenses during the nine month periods ended September 30, 2016 and 2015 were $4,384 per vessel per day and $4,194 per vessel per day respectively, corresponding to an increase of 5%. However, the average number of vessels of the fleet decreased to 5.3, during the nine months of 2016, from 6.7 for the respective period in 2016 and the total expense decreased.

Depreciation

Depreciation charge during the nine month period ended September 30, 2016 decreased by $0.8 million and reached $3.8 million compared to $4.6 million recognized during the same period in 2015. The decrease is attributed to the decrease of the average number of vessels of the fleet from 6.7, during the nine months of 2015, to 5.3 for the respective period in 2016 due to the sale of m/v Tiara Globe in July 2015 and the subsidiary ship-owning company of m/v Energy Globe in March 2016.

Impairment loss

On May 11, 2015 we entered into a memorandum of agreement for the sale of vessel m/v Tiara Globe for a sale price of $5.5 million. On that date, the vessel was classified as held for sale, stopped being depreciated and subsequently measured at its fair value less cost to sell. As a result, we recognized an impairment charge of $7.7 million corresponding to the difference of the vessel’s carrying value at that time and its fair value less cost to sale.

Loss from sale of subsidiary

In March 2016, the Company entered into an agreement with Commerzbank to sell the shares of Kelty Marine Ltd., to an unaffiliated third party and apply the total net proceeds from the sale towards the respective loan facility.  Based on certain financial conditions agreed beforehand with the Bank this resulted in the remaining principal amount of the loan to be written off.  The financial effect from the sale of Kelty Marine Ltd. resulted to a loss of $0.15 million. Globus Shipmanagement Corp., the Company’s ship management subsidiary  continued to act as Kelty Marine Ltd.’s ship manager at $900 per day until June 27,2016 when it ceased being its manager.

Interest expense and finance costs

Interest expense and finance costs reached $2.1 million during both the nine month period ended September 30, 2016 and 2015. The weighted average interest rate on our debt outstanding during the nine month period ended September 30, 2015 reached 3.68% compared to 2.99% during the same period last year. Our weighted average debt outstanding during the nine month period in 2016 was $68.8 million compared to $81.1 million during the same period last year. Interest expense and finance costs for the nine month period in 2016 and 2015 are analyzed as follows:

In $000’s	2016	2015
Interest payable on long-term borrowings	1,925	1,836
Bank charges	25	25
Amortization of debt discount	105	115
Other finance expenses	30	80
Total	2,085	2,056

Liquidity and capital resources

As of September 30, 2016 and 2015, our cash and bank balances and bank deposits were $0.3 million and $2.9 million respectively.

Net cash used in operating activities for the nine month period ended September 30, 2016 was $2.3 million compared to net cash generated from operating activities of $0.1 million during the respective period in 2015. The $2.4 million decrease in our cash from operations was mainly attributed to $1.9 million decrease in our adjusted LBITDA from $1.0 million during the nine month period in 2015 to adjusted LBITDA of $2.9 million during the nine month period under consideration, $0.1 million negative working capital movement less $0.4 million decrease in payments for dry docking costs during 2016 when compared with the same period last year.

Net cash generated from/(used in) financing activities during the three-month and nine-month periods ended September 30, 2016 and 2015 were as follows:

	Three months ended September 30,		Nine months ended September 30,
In $000’s	2016	2015	2016	2015
Proceeds from issuance of long term debt (HSH Nordbank)	-	-	-	29,405
Net proceeds from shareholders loan Firment & Silaner Credit Facilities	1,383	2,200	5,303	4,500
Repayment of long term debt	-	(7,049)	(9,960)	(40,456)
Restricted cash	-	-	2,250	(750)
Dividends paid on preferred shares	-	(66)	(14)	(239)
Interest paid	(443)	(544)	(1,344)	(1,574)
Payment of financing costs	-	-	-	(288)
Net cash generated from/(used in) financing activities	940	(5,459)	(3,765)	(9,402)

As of September 30, 2016, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreement with Commerzbank AG, the Loan agreement with DVB Bank SE, the Loan agreement with HSH Nordbank AG and our Firment and Silaner Credit Facilities of an aggregate of $65.1 million compared to $78.0 million as of September 30, 2015, gross of unamortized debt discount.

Amended agreements with the banks

As previously announced in March and April 2016, the Company entered into amended agreements with DVB Bank and HSH Nordbank AG on certain amendments and waivers to the terms of the original agreements drawn in 2011 and 2015 respectively.  By these agreements the Company was successful in achieving waivers and relaxations on its loan covenants as well as defer installment loan payments due in 2016.

The Silaner Investments Credit Facility

In January 2016, the Company entered into a credit facility for up to $3.0 million with Silaner Investments Limited, a company related through common control, for the purpose of financing its general working capital needs.

AGM Results

On September 8, 2016 the Company announced results of its annual meeting of shareholders, mainly the re-election of one Class III director, the appointment of Company’s External Auditors and the amendment to the Company’s Articles of Incorporation in order to effect a reverse stock split of the Company’s issued and outstanding shares of common stock by a ratio of up to (and including) 1–for-10 common shares, all three proposals were approved and adopted at the meeting.

Appointment of a New Non Executive Director

The Company’s Non Executive Director Mr. Amir Eilon- whose term expired at the AGM held on September 8, 2016- decided not to run for another term, due to other business matters that would have occupied his time that he would have otherwise used to focus on the Company. Mr. Eilon had been with the Company since its inception and we would like to thank him for his invaluable contribution all through his tenure with us. Subsequent to the above the Company announced that it had appointed to the Board of Directors Mr. Dimitrios Stratikopoulos an independent Class I non-executive director.

Recent Highlights

Gaining Compliance with NASDAQ Capital Market

On May 10 the Company received a notification from NASDAQ that since it met the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Capital Market and had Company’s written notice of its intention to do everything possible including a reverse stock split if necessary to cure the price deficiency, the Company was granted a second grace period until November 7, 2016 to regain compliance with the bid price.  On October 10, 2016 the Company determined to effect a 1-for4- reverse stock split in order to regain compliance with the NASADQ Capital Market concerning the minimum bid price requirement.  On October 20th the Company had a 1-for -4 reverse stock split effect and on November 3 it received notification from NASDAQ that it had regain compliance with the minimum bid price and the matter was now closed.

CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended		Nine months ended
	September 30,			September 30,
	2016	2015	2016	2015
(in thousands of U.S. dollars, except per share data)	(Unaudited)		(unaudited)
Statement of comprehensive income data:
Voyage revenues	2,523	3,175	6,309	10,076
Management fee income	-	-	91	-
Total Revenues	2,523	3,175	6,400	10,076

Voyage expenses	(208)	(156)	(935)	(1,699)
Vessel operating expenses	(2,062)	(2,639)	(6,348)	(7,575)
Depreciation	(1,235)	(1,399)	(3,779)	(4,595)
Depreciation of dry docking costs	(246)	(235)	(784)	(763)
Amortization of fair value of time charter attached to vessels	-	-	-	(41)
Administrative expenses	(795)	(428)	(1,674)	(1,315)
Administrative expenses payable to related parties	(81)	(117)	(243)	(347)
Share-based payments	(15)	(15)	(45)	(45)
Impairment loss	-	-	-	(7,745)
Loss from sale of subsidiary	-	-	(150)	-
Other expenses, net	43	40	(27)	(64)
Operating (loss)/profit before financing activities	(2,076)	(1,774)	(7,585)	(14,113)
Interest income	-	2	5	5
Interest expense and finance costs	(699)	(709)	(2,085)	(2,056)
Foreign exchange (losses)/gains, net	(16)	3	(36)	57
Total finance costs, net	(715)	(704)	(2,116)	(1,994)
Total comprehensive (loss)/income for the period	(2,791)	(2,478)	(9,701)	(16,107)

Basic & diluted (loss)/earnings per share for the period	(1.07)	(0.96)	(3.74)	(6.36)
Adjusted (LBITDA)/EBITDA (1)	(596)	(140)	(2,872)	(969)

(1) Adjusted (LBITDA)/EBITDA represents net (loss)/earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted (LBITDA)/EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted (LBITDA)/EBITDA may not be comparable to that reported by other companies. Adjusted (LBITDA)/EBITDA is not a recognized measurement under IFRS.

Adjusted (LBITDA)/EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted (LBITDA)/EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•

Adjusted (LBITDA)/EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•

Adjusted (LBITDA)/EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•

Adjusted (LBITDA)/EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•

Other companies in our industry may calculate Adjusted (LBITDA)/EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted (LBITDA)/EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted (LBITDA)/EBITDA to total comprehensive (loss) and net cash (used in)/ generated from operating activities for the periods presented:

	Three months ended		Nine months ended
	September 30, September 30,
(Expressed in thousands of U.S. dollars)	2016	2015	2016	2015
	(Unaudited)			(Unaudited)

Total comprehensive (loss)/income for the period	(2,791)	(2,478)	(9,701)	(16,107)
Interest and finance costs, net	698	707	2,080	2,051
Foreign exchange gains net,	16	(3)	36	(57)
Depreciation	1,235	1,399	3,779	4,595
Depreciation of dry docking costs	246	235	784	763
Amortization of fair value of time charter attached to vessels	-	-	-	41
Loss from sale of subsidiary	-	-	150	-
Impairment loss	-	-	-	7,745
Adjusted (LBITDA)/EBITDA	(596)	(140)	(2,872)	(969)
Share-based payments	15	15	45	45
Payment of deferred dry docking costs	-	(398)	-	(433)
Net (increase)/decrease in operating assets	685	(30)	555	582
Net (decrease)/increase in operating liabilities	(933)	467	(77)	811
Provision for staff retirement indemnities	1	1	3	3
Foreign exchange gains net, not attributed to cash & cash equivalents	-	21	-	66
Net cash (used in)/ generated from operating activities	(828)	(64)	(2,346)	105

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in thousands of U.S. dollars)	2016	2015	2016	2015
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash (used in)/generated from operating activities	(828)	(64)	(2,346)	105
Net cash (used in)/generated from investing activities	(13)	5,349	6,149	5,346
Net cash generated/(used in) financing activities	940	(5,459)	(3,765)	(9,402)

	As of September 30,	As of December 31,
(Expressed in thousands of U.S. Dollars)	2016	2015
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	92,760	110,075
Other non-current assets	57	65
Total non-current assets	92,817	110,140
Cash and bank balances and bank deposits	293	2,505
Other current assets	1,640	2,192
Total current assets	1,933	4,697
Total assets	94,750	114,837
Total equity	23,205	30,535
Total debt net of unamortized debt discount	64,903	78,244
Other liabilities	6,642	6,058
Total liabilities	71,545	84,302
Total equity and liabilities	94,750	114,837

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015

Ownership days (1)	460	561	1,448	1,828
Available days (2)	460	533	1,448	1,795
Operating days (3)	435	526	1,404	1,778
Bareboat charter days (4)	-	-	-	22
Fleet utilization (5)	94.6%	98.7%	97.0%	99.1%
Average number of vessels (6)	5.0	6.1	5.3	6.7
Daily time charter equivalent (TCE) rate (7)	5,031	5,664	3,711	4,553
Daily operating expenses (8)	4,483	4,704	4,384	4,194

Notes:

(1)

Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)

Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.

(4)

Bareboat charter days are the aggregate number of days during which the vessels in our fleet are subject to a bareboat charter.

(5)

We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.

(6)

Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(7)

TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(8)

We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended September 30,		Nine months ended September 30,
	2016	2015	2016	2015
	(Unaudited)		(Unaudited)

Voyage revenues	2,523	3,175	6,309	10,076
Less: Voyage expenses	208	156	935	1,699
Less: bareboat charter revenue net of commissions	-	-	-	304
Net revenue excluding bareboat charter revenue	2,315	3,019	5,374	8,073
Available days net of bareboat charter days	460	533	1,448	1,773
Daily TCE rate	5,031	5,664	3,711	4,553

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate five vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 8.7 years as of November 15, 2016.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

Athanasios Feidakis, CEO

 a.g.feidakis@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Nicolas Bornozis

globus@capitallink.com